FOR IMMEDIATE RELEASE
                                        Contact:       Pamela Sherry
                                                       910-584-5171, Ext. 4855

                  LABORATORY CORPORATION OF AMERICA-TM- BECOMES
          FIRST COMMERCIAL LABORATORY TO OFFER  HIV GENOTYPING SERVICES
           USING AFFYMETRIX GENECHIP-Registered Trademark- TECHNOLOGY

BURLINGTON, NC, AUGUST 5, 1997 - Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) (NYSE: LH) today announced that it is the first commercial reference laboratory to offer HIV genotyping using GeneChip-Registered Trademark- DNA probe arrays and polymerase chain reaction (PCR) based assays. GeneChip probe arrays will be supplied by Affymetrix, Inc. (NASDAQ: AFFX) for use in the assays.

HIV genotyping using the GeneChip probe arrays and PCR-based assays enables clinical researchers and physicians to rapidly determine the patterns of HIV mutations present in an individual. Although recent breakthroughs in HIV treatment involving combinations of antiviral drugs may dramatically reduce viral levels in patients, particular combinations of drugs may be less effective in patients who have developed drug resistance as a result of mutations in their virus.

"We are extremely excited to be the commercial laboratory leader in offering this innovative HIV service," said Thomas P. Mac Mahon, President and Chief Executive Officer of LabCorp. "By combining DNA chip technology with PCR expertise at LabCorp's Center for Molecular Biology and Pathology located in Research Triangle Park, North Carolina, we are furthering our goal of becoming the premier reference laboratory for HIV patient care." Specialists at the Center's infectious disease laboratory focus on state-of-the-art technologies such as PCR and DNA probes to improve patient care by rapidly detecting, identifying, and quantifying pathogens. The facility maintains a team of expert professionals that specialize in a wide variety of esoteric testing services, cutting-edge research and development, education, and training in such areas as oncology, genetics, and infectious disease.

"We are pleased that LabCorp, one of the leading reference laboratories for molecular diagnostic testing, will be offering HIV genotyping services using the GeneChip technology," stated Dr. Stephen P.A. Fodor, President and Chief Executive Officer of Affymetrix. The Affymetrix GeneChip HIV probe arrays have been commercially available for research in the U.S. since April 1996. The services provided by LabCorp using these probe arrays enable accurate, rapid and cost-effective sequence analysis of certain genes contained In HIV-1, subtype B.

Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) is a national clinical laboratory organization with annualized revenues of $1.6 billion in 1996. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.

LabCorp noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1996.